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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                            (AMENDMENT NO. _________)

                              Peerless Group, Inc.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                      ------------------------------------
                         (Title of class of securities)

                                    705499101
                             -----------------------
                                 (CUSIP Number)

                                December 31, 1997
                  ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X]    Rule 13d-1(b)
        [X]    Rule 13d-1(c)
        [ ]    Rule 13d-1(d)







                        (Continued on following page[s])



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

       CUSIP NO. 705499101                     13G                PAGE    2    OF    7    PAGES
       -------------------                                             -------    -------
-----------------------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                 Allied Capital Corporation    (52-1081052)
-----------------------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                           (a) [X]
                                                                                       (b) [ ]
-----------------------------------------------------------------------------------------------
3.         SEC USE ONLY

-----------------------------------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION
                 The Reporting Person is organized in the state of Maryland
-----------------------------------------------------------------------------------------------
     NUMBER OF       5.         SOLE VOTING POWER
       SHARES                         253,240 shares of common stock, par value $0.01 per share
    BENEFICIALLY                      ("Common Stock")
      OWNED BY
        EACH        ---------------------------------------------------------------------------
     REPORTING       6.         SHARED VOTING POWER
    PERSON WITH                       307,889 shares of Common Stock, consisting of:
                                        (i)  126,235 shares of the Common Stock
                                        (ii) Warrants to purchase 181,654 shares of the Common
                                        Stock, immediately exercisable at $0.025 per share.
                    ---------------------------------------------------------------------------
                     7.         SOLE DISPOSITIVE POWER
                                      253,240 shares of Common Stock
                    ---------------------------------------------------------------------------
                     8.         SHARED DISPOSITIVE POWER
                                      307,889 shares of Common Stock, consisting of:
                                        (i)  126,235 shares of the Common Stock
                                        (ii) Warrants to purchase 181,654 shares of the Common
                                        Stock, immediately exercisable at $0.025 per share.
-----------------------------------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          561,129 shares of Common Stock
-----------------------------------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                        [ ]
-----------------------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               10.99%
-----------------------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON*
                 CO, IA, IV, OO (Business Development Company)
-----------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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
       CUSIP NO. 705499101                     13G                PAGE    2    OF    7    PAGES
       -------------------                                             -------    -------

-----------------------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                   Allied Investment Corporation (52-1278855)
-----------------------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                           (a) [X]
                                                                                       (b) [ ]
-----------------------------------------------------------------------------------------------
3.         SEC USE ONLY

-----------------------------------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION
                   The Reporting Person is organized in the state of Maryland

-----------------------------------------------------------------------------------------------
     NUMBER OF       5.         SOLE VOTING POWER
       SHARES                       307,889 shares of  Common Stock, consisting of:
    BENEFICIALLY                       (i)  126,235 shares of the Common Stock
      OWNED BY                         (ii) Warrants to purchase 181,654 shares of the Common
        EACH                           Stock, immediately exercisable at $0.025 per share.
     REPORTING
    PERSON WITH
                    ---------------------------------------------------------------------------
                     6.         SHARED VOTING POWER
                                    0
                    ---------------------------------------------------------------------------
                     7.         SOLE DISPOSITIVE POWER
                                    307,889 shares of Common Stock, consisting of:
                                       (i) 126,235 shares of the Common Stock
                                       (ii) Warrants to purchase 181,654 shares of the Common
                                       Stock, immediately exercisable at $0.025 per share.
                    ---------------------------------------------------------------------------
                     8.         SHARED DISPOSITIVE POWER
                                    0
-----------------------------------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          307,889 shares of Common Stock
-----------------------------------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                        [ ]
-----------------------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                          6.03%
-----------------------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON*
                   CO, IV, OO (Business Development Company)
-----------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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 ITEM 1(a).    NAME OF ISSUER:

                      The name of the issuer is Peerless Group, Inc.
                      ("Peerless")

 ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      The principal executive offices of Peerless are at:

                             1021 Central Expressway South
                             Allen, TX 75013

 ITEM 2(a).    NAME OF PERSON FILING:

                      This Schedule 13G is being filed by Allied Capital Corporation and Allied Investment Corporation

 ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                      The principal business office of each reporting person is:

                             1919 Pennsylvania Avenue
                             Third Floor
                             Washington, DC 20006-3434

 ITEM 2(c).    CITIZENSHIP:

                      Each reporting person is organized in the state of Maryland

 ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

                      This Schedule 13G statement relates to Common Stock of Peerless, par value $0.01 per share, and warrants to purchase such Common Stock.

 ITEM 2(e).    CUSIP NUMBER:

                      705499101

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under Section 15 of the
                       Exchange Act;

               (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

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               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                       Exchange Act;

               (d) [ ] Investment Company registered under Section 8 of the
                       Investment Company Act;

               (e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)
                       (ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in
                       accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person, in
                       accordance with Rule 13d-1(b)(1)(ii)(G);

               (h) [ ] A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;

               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                       If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

 ITEM 4.       OWNERSHIP.

               The aggregate number of shares of Common Stock beneficially owned by Allied Capital Corporation and Allied Investment Corporation is 561,129 shares and 307,889 shares, respectively, or 10.99% and 6.03%, respectively, of the Common Stock of Peerless Group, Inc. The information concerning the number and percentage of shares owned by each of Allied Capital Corporation and Allied Investment Corporation, and the number of shares as to which each such entity has sole or shared voting power and sole or shared dispositive power, is set forth in the preceding cover pages.

 ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                      If this statement is being filed to report the fact that
               as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

 ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                      Not applicable

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ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                      Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                      Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

                      Not applicable.

ITEM 10.       CERTIFICATIONS.

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






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                                  SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    ALLIED CAPITAL CORPORATION

October 21, 1998                            By:     /s/    Joan M. Sweeney
------------------------------                     -----------------------
(Date)                                             Joan M. Sweeney
                                                   Managing Director


                                    ALLIED INVESTMENT CORPORATION

October 21, 1998                            By:     /s/    Joan M. Sweeney
------------------------------                     -----------------------
(Date)                                             Joan M. Sweeney
                                                   Managing Director


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